20549-0408

September 6, 2006

Barry Schwartz
Chief Executive Officer
All American Pet Company
16501 Ventura Boulevard
Suite 514
Encino, California  91436

**Re: All American Pet Company**
　　**Form SB-2, amendment number 1, filed August 11, 2006**
　　**File Number 333-135283**

Dear Mr. Schwartz:

　　We have given a full review to your amended Form SB-2 and have the following comments.  Where indicated, we think this document should be revised in response to our comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.  After reviewing this information, we may have additional comments.

　　The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Cover

　　1.　　We note your response to our prior comment numbers 3 and 4.  If correct, revise the cover to indicate that the shares are quoted on the OTC Bulletin Board, since that will be the case when the prospectus is delivered.  Note also on page 7.  As previously commented upon, if they are not listed at the time of effectiveness you will need to price the offering.

All American Pet Company, Inc., page 1

2. As requested previously, please disclose your accumulated net loss in the summary, as well as the going concern opinion of your auditors. Note that throughout the filing this and other operating information should be updated to be at least as current as the financial information you provide. We assume this will be through June 30.

3. Please quantify here in the summary the significant sales increase in the second quarter of 2005 and the subsequent decline. Explain the reason for this here and discuss it in more detail at Sales and Marketing, page 11, or in the MD&A section. Also explain here that you sell your food at $1.00 per pound.

4. We note from the new disclosure on page 9 that you hope to achieve profitable operations by the end of this year, assuming you meet your sales goals and obtain further funding. Please disclose this in the summary. Also, in the summary and in the body of the text quantify the referenced operating levels that you feel need to be met and the amount of funds you feel you need to raise.

Restrictions imposed in reaction to outbreaks of "mad cow disease,"…, page 3

5. Specifically state that you use chicken in your food and presumably some beef, or otherwise explain how this risk factor relates to your operations.

Product Overview, page 9

6. Please revise the first full paragraph on page 10 to better describe your current product line. For example, you say your product is in nugget and kibble form and then later seem to say it looks like eggs or breakfast cereal. You also list four flavors, but at the bottom of page 24 say you are currently producing only three products for sale.

Sales and Marketing, page 11

7. Please quantify the expected cost of the marketing program described in the first paragraph and indicate how you will pay for this. If not known, disclose this fact. As warranted, relate this figure to the funds you say you need to raise to achieve profitability.

8.      As previously commented upon, reconcile the second sentence statement that your product is sold in about 6,500 stores at June 1, 2006 with footnote one to the financial statements on page F-10.  The footnote states that at March 31, 2006 "one customer accounted for 100% of gross sales" and "one vendor accounted for approximately 75% of gross purchases."  We also note that for the quarter ended March 31, 2006 you would have sold about 6 pounds of dog food per store if the same number of stores were open.  Please address this in the filing.  Also, clarify what the referenced footnote disclosure means.

9.      At the last paragraph you reference billions of dollars in premium dog food sales and only millions of dollars of dog food sales by supermarkets and the like.  Please explain this situation in the filing.

Research & Development, page 14

10.     Please disclose whether all three product testing companies supported the conclusion or disclose how many did not.

General - nonaccounting

11.     We do not find any information in the filing about the offering underlying the regDEX filing made June 23, 2006.  Please describe this offering to us and either describe the offering in the filing or advise us why you believe this is not warranted.

Financial Statements

General – accounting

12.     Please note the updating requirements of Item 310 (g) of Regulation S-B.

13.     Include an updated consent of the independent auditors in the pre-effective amendment.

Statements of Operations, page F-3

14.     We have reviewed your response to comment 31 of our letter dated July 20, 2006.  We note your profit margin has varied significantly from year to year and period to period due in part to fluctuations in Cost of goods sold.  We also note your disclosure on page 24 that the primary and other components of your cost of

goods sold are costs of manufacturing and packaging your products, raw materials and shipping and spoils costs related to raw materials. Please revise your filing to quantify the primary and other components of cost of goods sold for each period presented. To the extent that there are material fluctuations within these components from year to year or period to period, please ensure that the reasons for such fluctuations are explained in your MD&A.

Note 1 – Organization and Summary of Significant Accounting Policies

Revenue Recognition, Sales Incentives and Slotting Fees, page F-8

15. We have reviewed your response to comment 31 of our letter dated July 20, 2006. Since you did not recognize revenues at December 31, 2004 for the trial dog food referred to in your response, it appears that you distributed this product free of charge. Paragraph 86 of FASB Concept Statement No. 5 states that some expenses, such as costs of goods sold, are matched with revenues, and they are recognized upon recognition of revenues that result directly and jointly from the same transactions or other events as the expenses. Please tell us how you determined classifying these expenses as costs of goods sold, without any corresponding revenues, was appropriate, including the specific accounting literature upon which you relied. It appears such expenses would be more appropriately classified as marketing expenses.

16. We have reviewed your response to comment 32 of our letter dated July 20, 2006. To the extent you expect to continue distributing free trial boxes at local pet-related businesses and events in connection with your sales and marketing strategies, please revise your filing to describe your accounting policy for the characterization and classification of the cost of consideration of these distributions.

Note 11 – Income Taxes, page F-14

17. We have reviewed your revised disclosures in response to comment 34 of our letter dated July 20, 2006. Please revise your filing to quantify the deferred tax asset balance recognized at January 11, 2006 and the effect of recognizing that asset in income from continuing operations. Refer to paragraph 28 of SFAS 109.

Note 12 – Shareholders' Equity (Deficit), page F-14

18. We have reviewed your response to comment 34 of our letter dated July 20, 2006. Your response provided us with the conclusions you reached in applying the

aforementioned accounting guidance, however it does not explain in detail how you reached those conclusions.  Please provide us with a detailed analysis that explains how you determined the respective warrants were not freestanding derivatives in accordance with paragraphs 11a and 12 of SFAS 133 and how that.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of your amendments to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Direct any questions on accounting matters to Matthew Komar, Staff Accountant, at 202-551-3781, or to Sharon Blume, Reviewing Accountant, at 202-551-3474.  Please direct any other questions to David Lyon at 202-551-3421, or to me at 202-551-3418.

Sincerely,


William C-L Friar
Senior Financial Analyst


By fax: Kathi Boftian
        Fax number: 303-894-9239